Mail Stop 4-6

September 3, 2004

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
39111 Paseo Padre Pkwy, Suite 304
Fremont, California 94538

Re:	IQ Biometrix Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed August 18, 2004
	File No. 0-24001

Dear Mr. Walsh:

	This is to advise you that we have limited our review of the above proxy statement to disclosure matters relating to your proposed reverse stock split and the merger with Wherify Wireless, Inc.. Based on this limited review, we have the following comments.

Preliminary Schedule 14A

General

1. Please expand the caption of the proposal and the proxy card description to indicate that there will effectively be a four-fold increase in authorized shares if the proposal is approved. So shareholders fully understand this effect of the proposal, please revise the information currently provided in numbered paragraph 2 of page 6 so that the numbers of outstanding shares, shares reserved for specific purposes and shares unreserved and available for future issuances are provided in tabular form, under the current capital structure and under the capital structure following the reverse split.

2. You state that effecting the reverse split will make it more likely that your common stock will be listed on NASDAQ`s National Market System or on an exchange. To place this information in an appropriate context, disclose the "other conditions" that will need to be satisfied before your common stock would meet the minimum listing standards of the NMS or the exchange that you are referencing.

3. In the first paragraph on page 7, you disclose that the company does not currently have a sufficient number of authorized shares to acquire Wherify. Tell us whether shareholders will have a separate opportunity to vote on that merger and whether management would be able to proceed with the merger in the absence of a shareholder vote. If the shareholders will not have a separate opportunity to approve the business combination with Wherify, the proxy statement should be expanded to include information responsive to Item 14 of Schedule 14A, as though shareholders were voting directly on the proposed merger. In responding to this comment, please observe Note 1 to
Schedule 14A.

4. In your discussion of the principal effects of the reverse split, you state the purpose of the reverse split is not to reduce the total number of stockholders and that the Company will continue to be subject to the periodic reporting requirements of the Exchange Act. Please state the minimum number of record shareholders the Company will have immediately prior to the reverse split. Also, indicate the approximate number of record shareholders who will be eliminated as a consequence of the cash-out of fractional shares, and state the approximate minimum number of post-split record holders. Expressly indicate that the reverse split will not result in a reduction in the number of record holders to less than 300 shareholders, or advise.

5. On page 7 you refer to Rule 14c-2. Since your filing is provided under Schedule 14A and the consent form you seek from holders is defined as a "proxy" by Rule 14a-1(f), we do not understand this reference to rules adopted under Section 14(c). Please revise.

6. Please confirm that you are familiar with and intend to comply with Rule 10b-17 in implementing the reverse stock split.

7. Expand the text on page 9 under the heading "Vote Required" to provide information responsive to Item 21(b) of Schedule 14A concerning the effects of abstentions and broker-dealer non-votes.

As appropriate, please amend your schedule 14A to respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. The cover letter should be filed as "corresp" on EDGAR. We may have additional comments after reviewing your amendment and the responses to our comments.

	No further review of the proxy statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to IQ Biometrix` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *



	If you have any questions, please call Rebekah Toton at (202) 942-2994. If you require further assistance you may contact Mark P. Shuman, Special Counsel, at (202) 942-1818, or me at (202) 942-1800.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director


cc:	Via Facsimile (415) 495-8901
	Alisande M. Rozynko, Esq.
	The Crone Law Group LLP
	Telephone: (415) 495-8900

IQ Biometrix, Inc.
August 31, 2004
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